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                       Morgan Stanley Multi-Asset Class Fund
                           1221 Avenue of the Americas
                                New York, NY 10020



January 26, 2007

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, DC 20549

Attention:  Larry Greene, Division of Investment Management
            Mail Stop 0505

RE:  MORGAN STANLEY MULTI-ASSET CLASS FUND
     (FILE NOS. 333-30765 AND 811-8283)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Multi-Asset Class Fund (the "Fund") filed with the Securities and Exchange Commission on November 27, 2006. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 13 to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about January 26, 2007.

              COMMENTS TO PROSPECTUS

COMMENT 1.    IN THE SECTION TITLED "PRINCIPAL INVESTMENT STRATEGIES", PLEASE
              PROVIDE DISCLOSURE INDICATING THAT THE FUND IS A "FUND OF FUNDS"

                     RESPONSE 1. The Fund has revised the disclosure to more explicitly state that it operates as a "fund of funds."

COMMENT 2.    IN THE SECTION TITLED "PRINCIPAL RISKS", PLEASE TIE THE FUND'S
              INVESTMENT STRATEGIES DESCRIBED UNDER "PRINCIPAL INVESTMENT
              STRATEGIES" MORE CLOSELY TO THE PRINCIPAL RISKS IN THIS SECTION
              BY STATING THAT THE PRINCIPAL RISKS OF INVESTING IN THE
              UNDERLYING FUNDS ARE ALSO THE PRINCIPAL RISKS OF INVESTING IN THE
              FUND.

                     RESPONSE 2. The Fund has revised this disclosure to indicate that the risks listed under "Principal Risks" are the risks of the Underlying Funds and "therefore are indirectly the principal risks of an investment in the Fund."

COMMENT 3.    PLEASE EXPLAIN SUPPLEMENTALLY WHETHER THE FUND "LOOKS THROUGH" TO
              THE UNDERLYING FUNDS' PORTFOLIO INVESTMENTS IN ORDER TO DETERMINE
              WHETHER OR NOT THE FUND IS IN COMPLIANCE WITH ITS CONCENTRATION
              POLICY.

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                     RESPONSE 3.  The Fund has a fundamental policy of not
                     concentrating in any industry, other than the mutual fund industry by virtue of its ownership of the Underlying Funds. Certain of the Underlying Funds themselves may concentrate in a single industry, for example, Morgan Stanley Financial Services Trust concentrates its investment in the financial services industry. The
                     Fund does not "look through" the Underlying Funds to determine whether their aggregated portfolio holdings would cause the Fund to concentrate in any single industry. Nor is the Fund aware of any requirement that it do so. To the contrary, the Fund specifically discloses under "Investment Policies/Restrictions" in its Statement of Additional Information that the Underlying Funds "have adopted certain investment restrictions which may be more or less restrictive" than the Fund's investment restrictions which "may permit the Fund to engage in investment strategies indirectly that are prohibited" under the Fund's investment restrictions.

COMMENT 4.    IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS, CONSIDER
              MOVING THE FOOTNOTES TO AFTER THE EXAMPLE.

                     RESPONSE 4. We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. The footnotes refer to the Annual Fund Operating Expenses and although arguably the Annual Fund Operating Expenses and the Example constitute the "Fee Table", we believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

COMMENT 5.    PLEASE NOTE THAT THE SIDEBAR ON PAGE 9 APPEARS IN ALL CAPS IN
              THE EDGAR FILINGS WITH THE COMMISSION AND CONFIRM THAT IT IS NOT
              IN ALL CAPS AS IT APPEAR IN THE PRINTED PROSPECTUS.

                     RESPONSE 5. This disclosure appears in italics in the Fund's printed prospectus, not all caps.

COMMENT 6.    CONSIDER INCLUDING THE ORDER PROCESSING FEE IN THE FEE TABLE OR
              AS A FOOTNOTE TO THE FEE TABLE AND IN THE EXAMPLE.

                     RESPONSE 6. The Order Processing Fee is not a fee imposed by the Fund. It is a fee that Morgan Stanley DW Inc. charges its clients. Therefore, it should not be included in the fee table, as a footnote to the fee table or in the Example.

COMMENT 7.    IN THE SECTION TITLED "ADDITION RISK INFORMATION--OPTIONS AND
              FUTURES", PLEASE DISCLOSE THE POSITION OF THE SECURITIES AND
              EXCHANGE COMMISSION THAT OVER-THE-COUNTER OPTIONS ARE TO BE DEEMED
              ILLIQUID.

                     RESPONSE 7. The Fund is not aware of any written position of the Securities and Exchange Commission or its staff that categorically classifies over-the-counter options as illiquid. Certainly, the SEC staff has well stated its position that over-the counter-derivatives specifically tailored for a particular

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                     investor would be illiquid. SEE Memorandum to SEC Chairman
                     Levitt from SEC Division of Investment Management Regarding Mutual Funds and Derivative Instruments (Sept. 26, 1994). However, the Fund believes that this staff position does not preclude the existence of over-the-counter options markets sufficiently deep such that the options traded therein may be determined to be liquid by a mutual fund's board. Accordingly, the Fund respectfully declines to include the requested disclosure.

COMMENT 8.    IN THE SECTION TITLED "FUND MANAGEMENT", PLEASE CLARIFY WHETHER
              THERE ARE MEMBERS OF THE PORTFOLIO MANAGEMENT TEAM THAT ARE
              INVOLVED WITH THE MANAGEMENT OF THE FUND OTHER THAN THE SINGLE
              PORTFOLIO MANAGER LISTED IN THE PROSPECTUS.

                     RESPONSE 8. While other members of the Investment Adviser's Domestic Asset Allocation Team may assist with the management of the Fund, the named portfolio manager is the sole person primarily responsible for the day-to-day management of the Fund.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

 - the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

 - the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

 - the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-8687.

Sincerely,


/s/ Edward Meehan


Edward Meehan